Rentokil Initial

FILE NO: 82-3806

1 April 2004

Rentokil Initial plc
Felcourt, East Grinstead
West Sussex RH19 2JY

Telephone 01342 833022
Fax 01342 326229

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to Report.
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement).	2. Nothing to Report.
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to Report.
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to Report.
5. Changes affecting the Board of Directors.	5. Nothing to Report.
6. Releases to the London Stock Exchange.	6. 6.1 Notification of interests of directors and connected persons. 6.2 Notifications of major interest in shares. 6.3 Listing of Euro Notes. 6.4 Issue of Debt (Ashtead Group PLC) 6.5 Purchase of own shares.

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-441342-833022.

dlw 4/8

Yours faithfully

Paul Griffiths

Paul Griffiths
ADMINISTRATION DIRECTOR

04 APR -7 AM 7:21

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Director Shareholding
Released	16:22 3 Mar 2004
Number	1080W

RNS Number:1080W
Rentokil Initial PLC
03 March 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Rentokil Initial plc

2. Name of director

James Christie Falconer Wilde

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director's Holding

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Rentokil Initial Employee Share Schemes (Jersey) Ltd

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Award of shares under the Rentokil Initial Deferred Share Award Plan

7. Number of shares / amount of stock acquired
11,196

8. Percentage of issued class
0.0006%

9. Number of shares/amount of stock disposed
N/A

10. Percentage of issued class
N/A

11. Class of security
Ordinary Shares of 1 p each

12. Price per share
195.38p

13. Date of transaction
1 March 2004

14. Date company informed
1 March 2004

15. Total holding following this notification
96,572

16. Total percentage holding of issued class following this notification
0.005%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant
N/A

18. Period during which or date on which exercisable
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of shares or debentures involved: class, number
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
N/A

22. Total number of shares or debentures over which options held following this notification
N/A

23. Any additional information
NO.

24. Name of contact and telephone number for queries
Paul Griffiths, Administration Director 01342 830332

25. Name and signature of authorised company official responsible for making this notification

Paul Griffiths, Administration Director 01342 830332

Date of Notification
3 March 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
Rentokil Initial plc

2. Name of director

Roger Christopher Payne

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director's Holding

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Rentokil Initial Employee Share Schemes (Jersey) Ltd

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Award of shares under the Rentokil Initial Deferred Share Award Plan

7. Number of shares / amount of stock acquired
5,435

8. Percentage of issued class
0.0003%

9. Number of shares/amount of stock disposed
N/A

10. Percentage of issued class
N/A

11. Class of security
Ordinary Shares of 1 p each

12. Price per share
195.38p

13. Date of transaction
1 March 2004

14. Date company informed
1 March 2004

15. Total holding following this notification
185,699

16. Total percentage holding of issued class following this notification
0.01%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant
N/A

18. Period during which or date on which exercisable
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of shares or debentures involved: class, number
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
N/A

22. Total number of shares or debentures over which options held following this notification
N/A

23. Any additional information
NO

24. Name of contact and telephone number for queries
Paul Griffiths, Administration Director 01342 830332

25. Name and signature of authorised company official responsible for making this notification

Paul Griffiths, Administration Director 01342 830332

Date of Notification
3 March 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Rentokil Initial plc

2. Name of director

Edward Forrest Brown

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director's Holding

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Rentokil Initial Employee Share Schemes (Jersey) Ltd

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Award of shares under the Rentokil Initial Deferred Share Award Plan

7. Number of shares / amount of stock acquired
1,827

8. Percentage of issued class
0.0001%

9. Number of shares/amount of stock disposed
N/A

10. Percentage of issued class
N/A

11. Class of security

Ordinary Shares of 1 p each

12. Price per share
195.38p

13. Date of transaction
1 March 2004

14. Date company informed
1 March 2004

15. Total holding following this notification
603,648

16. Total percentage holding of issued class following this notification
0.033%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant
N/A

18. Period during which or date on which exercisable
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of shares or debentures involved: class, number
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
N/A

22. Total number of shares or debentures over which options held following this notification
N/A

23. Any additional information
NO

24. Name of contact and telephone number for queries
Paul Griffiths, Administration Director 01342 830332

25. Name and signature of authorised company official responsible for making this notification

Paul Griffiths, Administration Director 01342 830332

Date of Notification
3 March 2004

END

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04 APR -7 AM 7:21

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Company	Rentokil Initial PLC
TIDM	RTO
Headline	Holding(s) in Company
Released	16:57 31 Mar 2004
Number	1907X

RNS Number:1907X
Rentokil Initial PLC
31 March 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Rentokil Initial plc

2. Name of shareholder having a major interest
Franklin Resources, Inc. (and affiliates)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
IN RESPECT OF HOLDINGS OF SHAREHOLDERS REFERRED TO IN 2 ABOVE.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York Europe Ltd, London	20,830
Bank of New York, London	3,330,530
JP Morgan/Chase, London	108,260,368
Citibank Nominees Ltd, London	1,198,758
Clydesdale Bank plc, London	3,243,400
Euroclear Bruxelles BIC Mgt, London	23,200
HSBC Bank, London	571,970
Mellon Bank, London	7,570,270
Merrill Lynch, London	1,637,300
Northern Trust Company, London	3,835,339
Royal Trust Corp of Canada, London	3,906,370
State Street Nominees Ltd, London	13,331,500

5. Number of shares / amount of stock acquired
18,755,407

6. Percentage of issued class
1.03%

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
Ordinary 1p

10. Date of transaction
30 March 2004

11. Date company informed
31 March 2004

12. Total holding following this notification
146,929,835

13. Total percentage holding of issued class following this notification
8.086%

14. Any additional information
No

15. Name of contact and telephone number for queries
Paul Griffiths 01342 830332

16. Name and signature of authorised company official responsible for making this notification

Date of notification
31 March 2004

END

Full Text Announcement

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Holding(s) in Company
Released	14:21 16 Mar 2004
Number	5932W

RNS Number:5932W
Rentokil Initial PLC
16 March 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Rentokil Initial plc

2. Name of shareholder having a major interest
Franklin Resources, Inc. (and affiliates)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
IN RESPECT OF HOLDINGS OF SHAREHOLDERS REFERRED TO IN 2 ABOVE.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York Europe Ltd, London	20,830
Bank of New York, London	3,406,900
JP Morgan/Chase, London	79,851,001
Citibank Nominees Ltd, London	1,093,030
Clydesdale Bank plc, London	3,243,400
Euroclear Bruxelles BIC Mgt, London	23,200
HSBC Bank, London	571,970
Mellon Bank, London	6,757,470
Merrill Lynch, London	1,637,300
Northern Trust Company, London	2,378,249
Royal Trust Corp of Canada, London	2,989,570
State Street Nominees Ltd, London	11,131,500

5. Number of shares / amount of stock acquired
14,774,422

6. Percentage of issued class
0.81%

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
Ordinary 1p

10. Date of transaction
15 March 2004

11. Date company informed
16 March 2004

12. Total holding following this notification
113,104,420

13. Total percentage holding of issued class following this notification
6.199%

14. Any additional information
No

15. Name of contact and telephone number for queries
Paul Griffiths 01342 830332

16. Name and signature of authorised company official responsible for making this notification

Date of notification
16 March 2004

END

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Company	Rentokil Initial PLC
TIDM	RTO
Headline	Holding(s) in Company
Released	16:25 3 Mar 2004
Number	1088W

RNS Number:1088W
Rentokil Initial PLC
03 March 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Rentokil Initial plc

2. Name of shareholder having a major interest

Franklin Resources, Inc. (and affiliates)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN RESPECT OF HOLDINGS OF SHAREHOLDERS REFERRED TO IN 2 ABOVE.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York Europe Ltd, London	20,830
Bank of New York, London	3,406,900
JP Morgan/Chase, London	66,626,601
Citibank Nominees Ltd, London	1,093,030
Clydesdale Bank plc, London	3,243,400
Euroclear Bruxelles BIC Mgt, London	23,200
HSBC Bank, London	571,970
Mellon Bank, London	6,615,360
Merrill Lynch, London	1,637,300
Northern Trust Company, London	2,278,007
Royal Trust Corp of Canada, London	2,849,970
State Street Nominees Ltd, London	9,963,430

5. Number of shares / amount of stock acquired
24,400,557

6. Percentage of issued class
1.33%

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
Ordinary 1p

10. Date of transaction
2 March 2004

11. Date company informed
3 March 2004

12. Total holding following this notification
98,329,998

13. Total percentage holding of issued class following this notification
5.389%

14. Any additional information
No

15. Name of contact and telephone number for queries
Paul Griffiths 01342 830332

16. Name and signature of authorised company official responsible for making this notification

Date of notification
3 March 2004

END

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Company	Rentokil Initial PLC
TIDM	RTO
Headline	Holding(s) in Company
Released	15:16 2 Mar 2004
Number	0396W

RNS Number:0396W
Rentokil Initial PLC
02 March 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Rentokil Initial plc

2. Name of shareholder having a major interest
Franklin Resources, Inc. (and affiliates)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
IN RESPECT OF HOLDINGS OF SHAREHOLDERS REFERRED TO IN 2 ABOVE.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York Europe Ltd, London	20,830
Bank of New York, London	3,406,900
JP Morgan/Chase, London	42,226,601
Citibank Nominees Ltd, London	1,093,030
Clydesdale Bank plc, London	3,243,400
Euroclear Bruxelles BIC Mgt, London	23,200
HSBC Bank, London	571,970
Mellon Bank, London	6,615,360
Merrill Lynch, London	1,637,300
Northern Trust Company, London	2,277,450
Royal Trust Corp of Canada, London	2,849,970
State Street Nominees Ltd, London	9,963,430

5. Number of shares / amount of stock acquired
16,267,321

6. Percentage of issued class
0.89%

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
Ordinary 1p

10. Date of transaction
1 March 2004

11. Date company informed
2 March 2004

12. Total holding following this notification
73,929,441

13. Total percentage holding of issued class following this notification
4.05%

14. Any additional information
No

15. Name of contact and telephone number for queries
Paul Griffiths 01342 830332

16. Name and signature of authorised company official responsible for making this notification

Date of notification
2 March 2004

END

Full Text Announcement

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Holding(s) in Company
Released	12:23 23 Mar 2004
Number	8337W

RNS Number:8337W
Rentokil Initial PLC
23 March 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Rentokil Initial plc

2. Name of shareholder having a major interest
Barclays plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
In respect of holdings of shareholders referred to in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Barclays Life Assurance Co Ltd	3,861,167
Barclays Bank Trust Company Ltd	34,492
Barclays Global Investors Japan Investment Trust	47,115
Barclays Global Fund Advisors	2,335,753
Gerrard Ltd	62,319
Barclays Global Investors, N.A.	28,244,855
Barclays Private Bank Ltd	1,250
Barclays Global Investors Japan Ltd	936,434
Barclays Private Bank and Trust Ltd	4,742
Barclays Capital Securities Ltd	1,077,743
Barclays Global Investors Australia Ltd	1,058,425
Barclays Global Investors Japan Trust & Banking	2,832,884
Barclays Global Investors Ltd	48,548,448

5. Number of shares / amount of stock acquired
N/A

6. Percentage of issued class
N/A

7. Number of shares / amount of stock disposed
2,985,795

8. Percentage of issued class
0.16%

9. Class of security
Ordinary 1p

10. Date of transaction
18 March 2004

11. Date company informed
23 March 2004

12. Total holding following this notification
89,045,627

13. Total percentage holding of issued class following this notification
4.89%

14. Any additional information
No

15. Name of contact and telephone number for queries
Paul Griffiths 01342 830332

16. Name and signature of authorised company official responsible for making this notification

Date of notification
23 March 2004

END

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Company	Rentokil Initial PLC
TIDM	RTO
Headline	Holding(s) in Company
Released	14:37 22 Mar 2004
Number	7899W

RNS Number:7899W
Rentokil Initial PLC
22 March 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Rentokil Initial plc

2. Name of shareholder having a major interest

Franklin Resources, Inc. (and affiliates)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN RESPECT OF HOLDINGS OF SHAREHOLDERS REFERRED TO IN 2 ABOVE.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York Europe Ltd, London	20,830
Bank of New York, London	3,329,900
JP Morgan/Chase, London	92,566,019
Citibank Nominees Ltd, London	1,093,030
Clydesdale Bank plc, London	3,243,400
Euroclear Bruxelles BIC Mgt, London	23,200
HSBC Bank, London	571,970
Mellon Bank, London	7,018,270
Merrill Lynch, London	1,637,300
Northern Trust Company, London	3,074,239
Royal Trust Corp of Canada, London	3,381,570
State Street Nominees Ltd, London	12,214,700

5. Number of shares / amount of stock acquired

15,070,008

6. Percentage of issued class

0.828%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 1p

10. Date of transaction

19 March 2004

11. Date company informed

22 March 2004

12. Total holding following this notification

128,174,428

13. Total percentage holding of issued class following this notification

7.046%

14. Any additional information

No

15. Name of contact and telephone number for queries

Paul Griffiths 01342 830332

16. Name and signature of authorised company official responsible for making this notification

Date of notification

22 March 2004

END

Full Text Announcement

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Transaction in Own Shares
Released	07:30 12 Mar 2004
Number	4499W

12 March 2004

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 11 March 2004 for cancellation the following Ordinary shares of 1p each:

2,000,000 shares At 188.4773p per share

END

Full Text Announcement

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Transaction in Own Shares
Released	07:30 16 Mar 2004
Number	5582W

16 March 2004

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 15 March 2004 for cancellation the following Ordinary shares of 1p each:

1,931,081 shares At 184.9981p per share

END

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Company	Rentokil Initial PLC
TIDM	RTO
Headline	*Transaction in Own Shares*
Released	07:30 19 Mar 2004
Number	7062W

19 March 2004

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 18 March 2004 for cancellation the following Ordinary shares of 1p each:

1,500,000 shares At 180.4956p per share

END

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Full Text Announcement

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Transaction in Own Shares
Released	07:30 23 Mar 2004
Number	8033W

23 March 2004

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 22 March 2004 for cancellation the following Ordinary shares of 1p each:

486,933 shares At 182.654 per share

END

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Full Text Announcement

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Transaction in Own Shares
Released	07:30 24 Mar 2004
Number	8541W

24 March 2004

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 23 March 2004 for cancellation the following Ordinary shares of 1p each:

1,500,000 shares At 182.9552 per share

END

Company website

Company	Ashtead Group PLC
TIDM	AHT
Headline	Issue of Debt
Released	07:00 29 Mar 2004
Number	0237X

29 March 2004

ASHTEAD GROUP PLC

LAUNCH OF HIGH YIELD BOND AND 9 MONTH TRADING UPDATE

High Yield Bond Offering

Ashtead Group plc announces that it will shortly commence a High Yield Bond offering with the objective of raising £130 million of senior secured second priority debt capital. Citigroup and Banc of America Securities Limited are acting as joint underwriters and managers of the offering, which is expected to close before the end of April. The issuer, Ashtead Holdings plc will be applying for the Bonds to be listed in London.

The Group's existing senior lenders have agreed to extend the maturity of the Group's committed senior secured debt facilities to September 2007 conditional upon their receipt of a US$200 million (£110.4 million) paydown to be funded out of the net proceeds of the Bond offering. After this partial paydown these facilities will total approximately £310 million. The balance of the net proceeds from the Bond offering will be retained by the Company as additional working capital.

Rentokil Initial plc, the holder of the Company's £134 million 5.25% unsecured convertible loan note, due March 2008 has agreed consequential amendments to the terms of the loan note to facilitate the Bond offering.

On closing of the Bond offering the maturity of the Company's debt facilities, all of which will be fully committed, will be approximately 3½ years for the senior facilities, approximately 4 years for the Rentokil convertible and ten years for the Bonds.

Following the issue of the Bonds the Company will also be committed to reporting its results on a quarterly basis.

Results for the nine months ended 31 January 2004

The Group's results for the nine months ended 31 January 2004 set out below are being released to meet the needs of potential purchasers of the Bonds and will be included in the Offering Memorandum which will be filed with the UK Listing Authority on closing of the Bond offering.

	Turnover	EBITDA

	9 months ended		9 months ended	
	2004	2003	2004	2003
	£m	£m	£m	£m
Sunbelt - $m	429.7	421.3	131.6	126.0
Sunbelt - £m	255.0	270.0	78.1	80.8
A-Plant	118.4	137.1	33.2	41.1
Technology	8.9	9.5	4.7	4.8
Corporate costs	-	-	(4.0)	(3.6)
Total revenue/EBITDA	**382.3**	**416.6**	**112.0**	**123.1**
Depreciation			(79.7)	(83.2)
Operating profit before goodwill amortisation and exceptional items			32.3	39.9
Interest payable (less exceptional interest)			(27.8)	(31.1)
PBT before goodwill & exceptionals			**4.5**	**8.8**
Exceptional items			(18.5)	(18.5)
Goodwill amortisation			(6.8)	(6.7)
Loss before tax			(20.8)	(16.4)

Total dollar turnover in Sunbelt increased by 5.6% in the quarter ended 31 January 2004 and by 2.0% for the nine months. Average fleet utilisation for the nine month period improved to 65.1% from 64.5% in the previous year. Reflecting the operational leveraging inherent in the business, the growth in Sunbelt's turnover produced an improvement in its EBITDA margins from 29.9% in 2003 to 30.6% in 2004. Consequently dollar EBITDA grew by 10.6% in the quarter ended 31 January 2004 and by 4.4% in the nine months.

A-Plant's results for the nine months ended 31 January 2004 continue to reflect the effect of its business refocusing strategy which has seen the closure or sale of 59 profit centres since 1 May 2002, including 15 in Ireland sold on 15 January 2004. In the nine months ended 31 January 2004 A-Plant has seen a 13.6% reduction in turnover to £118.4 million. Average fleet utilisation for the nine month period was 58.9% compared to 61.1% in the previous year. More encouragingly utilisation has now risen to a current level of 65%. Cost reductions as part of the refocusing programme have limited the reduction in EBITDA margin to 2% (down to 28.0% from 30.0%).

When measured in sterling, the continued weakness of the dollar resulted in a 5.6% decline in Sunbelt's total turnover for the nine months ended 31 January 2004. Total Group turnover in sterling decreased by 8.2% for the nine months ended 31 January 2004.

For the Group as a whole, EBITDA for the nine months ended 31 January 2004 declined 4.3% at constant exchange rates (but 9.1% at actual rates due to the impact of the weak dollar). For the 12 months ended 31 January 2004 Group EBITDA was £138.9 million which compares with £142.9 million for the year ended 30 April 2003 at constant exchange rates (£150.1 million at actual rates).

After depreciation and interest costs, which were also reduced by the weak dollar, the profit before tax, goodwill amortisation and exceptional items for the nine months ended 31 January 2004 was £4.5 million compared with £7.9 million in the previous year at constant exchange rates (£8.8 million at actual rates).

Cash management

Free cash flow[1] for the nine months ended 31 January 2004 was £36.2 million (£22.7 million in 2003). For the 12 months ended 31 January 2004 free cash flow was £52.4 million. After non-core disposal proceeds of £13.0 million and exceptional costs mostly related to the default and refinancing costs of £11.3 million, the net cash generated and applied to reduce bank debt was £37.9 million in the nine months ended 31 January 2004 (£11.0 million in 2003) and £48.1 million for the twelve months ended on the same date.

As a result of this cash flow and the impact of the weak US dollar, total net debt at 31 January 2004 was £535.2 million (£618.5 million at 31 January 2003 and £622.3 million at 30 April 2003). Total net debt leverage at 31 January 2004 was 3.85 times (4.15 times at 30 April 2003). At 29 February 2004, total net debt was £523.1 million.

Capital expenditure for the nine months ended 31 January 2004 was £49.7 million (2003 - £60.4 million) and is expected to total between £70 million and £75 million by year-end. The Group's average fleet age at 31 January 2004 was 54 months (30 April 2003 – 49 months). The Group expects to increase capital expenditure in the year ending 30 April 2005 to an amount broadly equivalent to the annual depreciation charge and thereby hold the fleet age broadly constant over the course of the coming year.

Outlook

While A-Plant's profits for the current year will reflect the effects of its refocusing programme and trading conditions remain difficult, its management is now free to concentrate on improving the future performance of the business. In the US there are signs of continued growth in Sunbelt's end markets as evidenced by the improvement in the non-residential construction market and in recent results announcements from its competitors. Although the weakness of the US dollar will continue to impact Sunbelt's profits whe

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Company	Rentokil Initial PLC
TIDM	RTO
Headline	Doc re. Pricing supplement
Released	15:39 2 Mar 2004
Number	0440W

Pricing Supplement

Issuer:	Rentokil Initial Plc
Series Number	8
Description:	EUR75,000,000
Currency/ Principal Amount:	Euros
Issue Price:	100 per cent
Specified Denomination	EUR1,000, EUR10,000, EUR100,000
Issue Date:	4 February 2004
Maturity Date:	November 2005
ISIN:	XS0184885316

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

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Company	Rentokil Initial PLC
TIDM	RTO
Headline	Doc re. Pricing Supplement
Released	15:16 5 Mar 2004
Number	2124W

Pricing Supplement

Issuer:	Rentokil Initial Plc
Series Number	11
Description:	GBP15,000,000
Currency/ Principal Amount:	Pounds Sterling
Issue Price:	100.00 per cent
Specified Denomination	GBP10,000
Issue Date:	13 February 2004
Maturity Date:	13 February 2006
ISIN:	XS0185849485

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

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